Michael J. Minahan +1 617 570 1021 mminahan@goodwinlaw.com	Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 25, 2020

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	908 Devices Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 6, 2020

CIK No. 0001555279

Dear Ladies and Gentlemen:

On behalf of our client, 908 Devices Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis on October 2, 2020 (the “Draft Submission”) and a revised Draft Submission on November 6, 2020 (the “Amendment No. 1”). The Registration Statement has been further revised to reflect the Company’s responses to the comment letter to Amendment No. 1 addressed to Kevin J. Knopp, Chief Executive Officer of the Company received on November 23, 2020 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Commission.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the amended Registration Statement (marked to show changes from Amendment No. 1).

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 25, 2020

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your response to comment 1, which we reissue in part. We note your disclosure that you foresee significant future opportunity from the government sector and that you believe your investment with certain prospects creates a predictable pipeline of opportunity for your devices and their entrenchment. Please revise your disclosure to remove any implication that you will be successful in securing any particular sales to the public sector.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 83.

Business

Licenses, page 108

2.	We note your response to comment 9 and reissue the comment to the extent that you have not revised the disclosure in this subsection to more specifically describe the subject of the UT-Battelle licenses. Additionally, your disclosure indicates that your licenses will continue until the last expired patent or last abandoned licensed patent application. Please clarify your revised disclosure indicating the license agreements are expected to expire in 2035 and 2040, whereas above you state your in-licensed patents are expected to expire between 2020 and 2029.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 108 to more specifically describe the subject of the UT-Battelle licenses.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

Michael J. Minahan

cc:	Christine Torney, Securities and Exchange Commission

Brian Cascio, Securities and Exchange Commission

Abby Adams, Securities and Exchange Commission

Christine Westbrook, Securities and Exchange Commission

Kevin J. Knopp, CEO, 908 Devices Inc.